NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO COMMENCE RIGHTS OFFERING FOR SHAREHOLDERS TO PURCHASE SHARES OF BROOKFIELD RESIDENTIAL PROPERTIES

NEW YORK, May 2, 2011 – Brookfield Properties Corporation (“Brookfield Office Properties” BPO: NYSE, TSX) today announced that the record date for its rights offering, which will enable its common shareholders to purchase shares of Brookfield Residential Properties Inc. (“Brookfield Residential” BRP: NYSE, TSX) at a price of $10 per share, will be May 12, 2011. The rights will be listed on the NYSE and TSX commencing May 9 and May 10, 2011, respectively, and will be exercisable until June 10, 2011.  Shareholders of record on May 12, 2011 will receive one right for each common share of Brookfield Office Properties they hold on the record date.

Each right will entitle the holder to purchase 0.10240 of a common share of Brookfield Residential. No fractional common shares of Brookfield Residential will be sold. Therefore, a person who holds a total of 10 rights may purchase one common share of Brookfield Residential for $10.00.

Brookfield Office Properties acquired the shares of Brookfield Residential in connection with the recently completed transaction in which Brookfield Office Properties’ residential division was merged with Brookfield Homes Corporation, forming Brookfield Residential. The shares of Brookfield Residential began trading on the NYSE and TSX on April 1, 2011.  The final NYSE trading price of Brookfield Residential shares at market close on May 2, 2011 was $11.95.

The final prospectus will be posted to the company’s website, www.brookfieldofficeproperties.com, this week and will be mailed to all Brookfield Office Properties shareholders later this month.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.